SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 12, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89336Q100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
   Number of                             7) Sole Voting Power:        3,305,281*
   Shares Beneficially                   ---------------------------------------
   Owned by                              8) Shared Voting Power:
   Each Reporting                        ---------------------------------------
   Person With                           9) Sole Dispositive Power:   3,305,281*
                                         ---------------------------------------
                                        10) Shared Dispositive Power:
                                        ----------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,305,281*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      6.3%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* 446,300 shares (0.8%) of the Trans World Entertainment Corporation (the "Company") common stock, par value $.01 per share (the "Common Stock"), are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 448,600 shares (0.9%) of the Common Stock of the Company are owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). 1,174,350 shares (2.2%) of the Common Stock of the Company are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 1,236,031 shares (2.3%) of the Common Stock of the Company are owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock of the Company owned by each of Cerberus, Institutional, International and the Funds. See Item 5 for further information.

Item 1.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999, as of August 28, 1999 there were outstanding 52,707,405 shares of the Common Stock. As of November 12, 1999, 446,300 shares of the Common Stock are owned by Cerberus; 448,600 shares of the Common Stock are owned by Institutional; 1,174,350 shares of the Common Stock are owned by International and 1,236,031 shares of the Common Stock are owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 3,305,281 shares of the Common Stock, or 6.3% of the shares of Common Stock outstanding.

          The following table details the transactions,  since the filing of the
Schedule 13D by Mr. Feinberg as of October 28, 1999, in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus

                                   (Purchases)

 Date                                Quantity                            Price

October 29, 1999                      9,300                             $10.37
November 1, 1999                     17,800                             $10.62
November 2, 1999                      6,000                             $10.70
November 4, 1999                      3,200                             $11.00
November 11, 1999                     4,500                             $11.18
November 12, 1999                    32,000                             $11.26

                                     (Sales)

                                      NONE


                               II. Institutional

                                   (Purchases)

 Date                               Quantity                            Price

October 29, 1999                      9,500                             $10.37
November 1, 1999                     18,000                             $10.62
November 2, 1999                      6,000                             $10.70
November 4, 1999                      3,200                             $11.00
November 11, 1999                     4,500                             $11.18
November 12, 1999                    33,000                             $11.26

                                    (Sales)

                                      NONE

                               III. International

                                   (Purchases)

 Date                               Quantity                            Price

October 29, 1999                     24,600                             $10.37
November 1, 1999                     21,200                             $10.62
November 1, 1999                     25,800                             $10.50
November 2, 1999                     15,700                             $10.70
November 4, 1999                      8,500                             $11.00
November 11, 1999                    12,000                             $11.18
November 12, 1999                    84,000                             $11.26

                                     (Sales)

                                      NONE


                                  IV. The Funds

                                   (Purchases)

 Date                               Quantity                             Price

October 29, 1999                     26,500                             $10.37
November 1, 1999                     50,000                             $10.62
November 2, 1999                     16,800                             $10.70
November 4, 1999                      9,000                             $11.00
November 11, 1999                    12,500                             $11.18
November 12, 1999                    90,000                             $11.26

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            November 18, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing  member   of   Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each   of   Cerberus   Institutional
                                            Partners,       L.P.,       Cerberus
                                            International,   Ltd.   and  certain
                                            private investment funds

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).